UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-25022

NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K, 10-KSB  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q, 10-QSB |_|  Form N-SAR
           For the Period Ended:                       March 31, 2001
|_| Transition Report on Form 10-K                   |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F                   |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:
Read attached instruction sheet before preparing form.  Please print or type.
Nothing in this form shall be  construed  to imply that the  Commission  has  verified  any  information  contained herein.
If the  notification  relates  to a  portion  of the  filing  checked  above,  identify  the  item(s)  to which the
notification relates:      N/A

PART I

REGISTRANT INFORMATION

Full name of registrant                    MoneyZone.com

Former name if applicable

Address of Principal Executive Office (Street and number)
                                   6000 Fairview Road, Suite 1410

City, State and Zip Code          Charlotte, North Carolina  28210

PART II

RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)
|X| (a) The  reasons  described  in  reasonable  detail in Part III of this form  could not be  eliminated  without unreasonable effort or expense;
|X| (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K,  Form 20-F, Form 11-K or
    Form N-SAR,  or portion  thereof will be filed on or before the 15th calendar day following the  prescribed due date; or the subject  quarterly  report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

         State below in reasonable  detail the reasons why Forms 10-K, 20-F,  11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

         The  Registrant  has entered into the final stages of  negotiations  to merge with  another  company.  The
Company is in the  process of  evaluating  the terms of this  merger and the  prospective  impact such a merger may have on the company as a whole.  As a result,  the Registrant is unable,  without  unreasonable  effort or expense, to file its Form  10-QSB for the  quarter  ended  March 31,  2001  within the  prescribed  period.  The  Registrant believes that the Form 10-QSB will be filed on or before the fifth calendar day following the due date.
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PART IV

OTHER INFORMATION

                     Randall F. Greene                                          (704) 522-1410
                        (Name)                                         (Area Code) + (Telephone Number)

         (2)      Have all other periodic  reports  required  under Section 13 or 15(d) of the Securities  Exchange
Act of 1934 or  Section  30 of the  Investment  Company  Act of 1940  during  the  preceding  12 months or for such shorter period that the registrant  was required to file such report(s) been filed?  If the answer is no,  identify report(s).
                                                                                                    |X| Yes  |_| No

         (3)      Is it anticipated  that any significant  change in results of operations  from the  corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject  report or portion thereof?
                                                                                                   |_| Yes   |X| No

         If so, attach an explanation of the  anticipated  change,  both  narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   MoneyZone.com

                                   (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        May 16, 2001             By:     /s/  Randall F. Greene

                                      Name:        Randall F. Greene
                                      Title:    Chief Executive Officer

Instruction.  The form may be signed by an  executive  officer of the  registrant  or by any other duly  authorized representative.  The name  and  title of the  person  signing  the form  shall  be  typed or  printed  beneath  the signature.  If the statement is signed on behalf of the registrant by an authorized  representative  (other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.
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